# Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

---

## Financial Calendar 2008



4 quarter 2007 - 14 February 2008
1 quarter 2008 - 6 May 2008
2 quarter 2008 - 13 August 2008
3 quarter 2008 - 31 October 2008



Annual General Meeting 24 April 2008

All dates subject to change.

Orkla ASA,
Oslo, 1 November 2007

Contact:
Siv Merethe S. Brekke, VP Investor Relations, Tel.: +472254 4455